BMC

BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site www.bmcind.com

 NEWS RELEASE

CONTACT:	CURTIS E. PETERSEN	(NYSE: BMM)
	(952) 851-6030	FOR IMMEDIATE RELEASE

BMC Industries, Inc. Reports First Quarter 2002 Results

Restructuring Initiatives Announced Earlier This Year Continue On Track

April 30, 2002 -- Minneapolis, Minnesota, USA -- BMC Industries, Inc. (NYSE: BMM) today announced first quarter 2002 consolidated revenues of $68.6 million, down 20% from $85.8 million in first quarter 2001. Excluding a gain related to the sale of the Company's Optifacts unit, restructuring-related charges associated with the closure of a manufacturing plant and the cumulative effect of a goodwill accounting change all discussed below, the Company reported a pro forma consolidated net loss of $2.6 million, or $0.10 per share in first quarter 2002. This compares to pro forma net earnings, adjusted for comparative purposes, of $1.7 million, or $0.06 per share, in first quarter 2001.

Including these non-recurring charges, on a GAAP basis, the Company reported a net loss of $54.9 million, or $2.04 per share in first quarter 2002. This compares to net earnings of $2.0 million, or $0.07 per share in first quarter 2001.

The sale of Vision-Ease's Optifacts software unit produced a gain of approximately $3.5 million (pre-tax). The Optifacts sale was completed and announced in mid-January 2002. This gain was partially offset by restructuring-related charges of approximately $2.8 million (pre-tax) associated with the closure of the Company's Vision-Ease Azusa manufacturing facility. As announced earlier this year, the closure of the Azusa, California facility will result in a consolidation of the Optical Products group's operations and manufacturing capacity into its two remaining production facilities in Jakarta, Indonesia and Ramsey, Minnesota.

Additionally, BMC adopted SFAS No. 142 during first quarter 2002. This accounting standard changes the method by which companies evaluate goodwill impairment, and eliminates the requirement to amortize assets with indefinite lives, such as goodwill. Most of BMC's goodwill relates to the acquisition of Monsanto's Orcolite division in 1998. As a result, the Company recorded a $52.7 million charge for the cumulative effect of adopting SFAS No. 142, which reduced EPS for the quarter by $1.96. The Company recognized no tax benefit for this charge. This non-cash charge does not affect the Company's operations and will not affect financial covenant calculations under the Company's bank credit agreement. In accordance with this change in accounting, the Company ceased amortizing goodwill as of the beginning of this year saving approximately $2.0 million in annual, pre-tax operating costs.

"Our restructuring efforts are proceeding according to plan and our cash generation during the quarter exceeded expectations," commented BMC Chairman and Chief Executive Officer Paul B. Burke. "We reduced debt by $13 million during the quarter and expect to achieve significant additional debt reduction in the balance of the year through aggressive working capital management and the disposal of non-strategic assets."

"Our plans to exit the computer monitor mask business, close our Azusa polycarbonate manufacturing facility and completely restructure our Buckbee-Mears Micro-Technology Operations are proceeding on track, and we expect to see tangible results from these efforts through reduced product and operating costs in quarters to come," said Mr. Burke.

"First quarter operating results were consistent with expectations, with sales negatively impacted by television and computer monitor market conditions, despite significant polycarbonate lens growth. Year-over-year margins were negatively impacted by mask price pressures and polycarbonate product cost (in significant part affected by the restructuring efforts described above)," added Mr. Burke.

Buckbee-Mears Group
First quarter 2002 revenues for the Buckbee-Mears group, which includes both Mask Operations and Micro-Technology Operations, were $35.5 million, a decrease of 31%, from $51.2 million in the first quarter of 2001. Of this decrease, $9.3 million is related to lower sales of computer monitor masks. As announced earlier this year, the Company will complete its staged exit from the computer monitor mask market by the end of third quarter 2002.

The group continues to experience a contracted market for television sets in North America, exacerbated by a continued draw down from inventory in the picture tube supply chain. The group believes inventory levels are near their historic lows, and this should help fuel growth as improved retail demand impacts future picture tube production levels. The group also continues to experience television mask price reductions.

As a result of these conditions, in first quarter 2002, the Buckbee-Mears group experienced a decline in demand for entertainment masks, particularly medium and large-sized television masks. Medium and large size mask sales declined 28% year-over-year. Sales of jumbo-sized masks (those 30" and larger) increased 7% in the first quarter of 2002 as compared to the same period in 2001. The group saw sales increases for jumbo-sized aperture masks in both North American and European markets.

The Buckbee-Mears group reported operating earnings of $1.4 million during first quarter 2002, as compared to operating earnings of $4.3 million in the first quarter of 2001. This decrease was primarily due to lower sales, lower prices and to the related unabsorbed overhead and labor costs associated with lower capacity utilization during the quarter.

Micro-Technology sales for the first quarter 2002 were weaker compared to the same quarter in 2001 and the business segment posted a slight operating loss. Despite weak operating results, the group is making progress in refocusing its efforts on new business development and continues to expect to generate meaningful additional revenue sources by the end of this year.

Optical Products Group
Total Optical Products group first quarter 2002 revenues were $33.1 million, down 4% as compared to revenues in first quarter 2001. However, sales in every product category except plastic and SunSport® were up for the quarter. Most importantly, worldwide polycarbonate sales were up 9% compared to last year's first quarter and revenues for both the domestic and European laboratories were up dramatically year-over-year.

Sales of the group's high-end, value-added products (including all polycarbonate, progressive and polarizing sun lenses) were down 3% in first quarter 2002 as compared to first quarter 2001, but accounted for 66% of total first quarter 2002 revenues as compared to 65% of total first quarter revenues in 2001. Value-added product sales, excluding SunSport®, were up 5% during first quarter 2002 versus last year's first quarter.

Vision-Ease experienced strong sales in several key premium polycarbonate product categories. The Company experienced strong demand for its portfolio of film-based products, including its SunRx® prescription polarized lenses, with sales increasing 31% in first quarter 2002 as compared to first quarter 2001. First quarter 2002 sales of Tegra®-coated and photochromic polycarbonate lenses increased 24% and 9%, respectively over first quarter 2001. Also, Vision-Ease posted strong sales from its new anti-reflective mirror-coated polycarbonate lenses, which were introduced to the market last month at Vision Expo East in New York City, one of the industry's largest trade shows. Vision-Ease expects the positive trends for these higher-margin products to continue.

The lower-margin plastic lens segment declined by $1.5 million, or 24% as Vision-Ease continued to be plagued by supply issues with its overseas manufacturing partner. Action plans to remedy this situation include improved communications, increased use of air shipments, and evaluating alternative sources of supply for these products. SunSport® sales declined by $1.7 million, or 66% as a result of the conscious exit from certain non-value added segments of this business, and a slowdown of production activity resulting from the planned closure of the Azusa facility. The Company is evaluating its position and strategy in this business including the deployment of its intellectual property portfolio.

The Optical Products group reported a first quarter 2002 operating loss of $2.5 million, including $2.8 million of non-recurring, restructuring-related charges. Excluding these charges, the group would have posted an operating profit of $0.3 million. This compares to an operating profit of $2.3 million in first quarter 2001.

The decline in the group's first quarter operating performance versus last year, exclusive of the non-recurring charges, was due primarily to product cost increases associated with reductions in manufacturing activity, including a 13% reduction in the number of first quarter production starts at the Ramsey polycarbonate facility. This reduction in manufacturing activity disrupted production yields, negatively impacted overhead and labor absorption rates and increased overall domestic manufacturing costs. Partially offsetting these items was strong performance from the group's Indonesian facility, which continued to show improvements in both polycarbonate volume and in lower product costs. The Company expects the trends of higher volumes and lower costs to continue with the transfer of additional production to Jakarta and Ramsey and the closure of the Azusa facility.

Other Items
The Company reduced its total debt outstanding in the first quarter 2002 by $13.6 million, which significantly exceeded expectations. Total debt at March 31, 2002 was $128.5 million compared to $142.2 million at December 31, 2001. Capital expenditures during the first quarter of 2001 were $1.5 million versus $3.5 million in the same quarter last year.

Business Outlook
The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially from those projected in this news release. We caution the reader not to place undue reliance on these statements and encourage the reader to read the Business Outlook section in conjunction with the "Safe Harbor for Forward-Looking Statements" that follows this section.

Second Quarter 2002

BMC expects consolidated revenues for second quarter 2002 to be 10-15% lower than those reported in the comparable period in 2001. Sales reductions at Buckbee-Mears, primarily as a result of exiting the computer monitor mask business, should be somewhat offset by increased revenues from Vision-Ease as polycarbonate lens sales resume their growth. The Company expects consolidated pre-tax earnings for the second quarter to be breakeven to a slight loss, with an expected net loss of between $0.05 and $0.10 per share, depending on the Company's tax rate assumptions.

Full Year 2002

The Company has not materially changed its financial outlook for the remainder of this year. Overall revenues for full year 2002 are expected to be down 15-20% versus 2001, primarily as a result of exiting the computer monitor mask business, exiting segments of our Micro-Technology business and overall restructuring efforts in both businesses. These efforts continue to be focused on exiting less profitable product lines, consolidating manufacturing activity, reducing working capital employed, and disposing of non-strategic assets.

The Company expects to report a consolidated net loss for the year of between $0.05 and $0.15 per share, excluding non-recurring items and before the cumulative effects of accounting changes. Improving market conditions expected later in the year, combined with benefits from the Company's various restructuring efforts should decrease product and operating costs throughout the organization and should allow the Company to regain profitability as early as the fourth quarter of this year. The Company expects to continue generating strong cash flow and has plans to further reduce its debt levels by year-end 2002.

Safe Harbor for Forward-Looking Statements

This news release contains various "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby. Statements made in this news release that are not statements of historical facts, including statements regarding future performance, are Forward-Looking Statements. Forward-Looking Statements may be identified by the use of words such as "anticipates", "estimates", "expects", "forecasts", "projects", "intends", "plans", "predicts", and similar expressions. Forward-Looking Statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those projected, including, among others, ability to manage working capital and align costs with market conditions; continued imbalance in supply and demand for computer monitor masks; further aperture mask price declines, particularly for computer monitor masks; slowdown in growth of high-end lens products; rising raw material costs; ability to improve operating and manufacturing efficiencies through consolidation of facilities; ability to qualify new products with customers; consumer demand for direct-view high-definition television and digital receivers; competition with alternative technologies and products, including laser surgery for the correction of visual impairment and LCD, plasma, projection and other types of visual displays; ability to source plastic lens product requirement from third parties; ability to gain market share of polycarbonate products both domestically and abroad, including growth in European sales through the operation of processing laboratories; new product development, introduction and acceptance; cost reduction and reorganization efforts; continued slowdown in growth for Micro-Technology products; ability to restructure the Micro-Technology Operations and diversify its customer and product base; the effect of regional or global economic slowdowns; the impact of domestic or global terrorism on consumer spending choices; adjustments to inventory valuations; liability and other claims asserted against BMC; negative foreign currency fluctuations; and ability to recruit and retain key personnel. Certain of these and other risks and uncertainties are discussed in further detail in BMC's Annual Report and Form 10-K for the year ended December 31, 2001 and other documents filed with the Securities and Exchange Commission.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products. The Buckbee-Mears group, through its Mask Operations, is the only North American manufacturer of aperture masks. The Buckbee-Mears group, through its Micro-Technology Operations, is also a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and plastic eyewear lenses. Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market. Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM." For more information about BMC Industries, Inc., visit the Company's Web site at www.bmcind.com.

Investor Conference Call Information:
Tuesday, April 30, 2002
10:00 a.m. Central Time (11:00 a.m. Eastern Time)
Call-in Number: 800-450-0821 (U.S.) or 612-332-0632 (International)
Replay Number: 800-475-6701 (U.S.) or 320-365-3844 (International)
Replay Access Code: 635221

The rebroadcast of the conference call will be available starting at 1:30 p.m. Central Time, April 30, 2002 through 11:59 p.m. Central Time, May 7, 2002.

The conference call will also be offered live, through a simulcast offered by CCBN.com and StreetEvents.com. To access this Webcast, go to the "Investor Relations" portion of the Company's Web site, www.bmcind.com, click on "Conference Calls" and then click on the CCBN icon.

BMC INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except per share amounts)

	Three Months Ended
	March 31
		2002			2001
Revenues		$68,626			$85,760
Cost of products sold		63,333			74,304

Gross margin

		5,293			11,456
Selling		3,598			4,862
Administrative		1,355			1,338
Non-recurring charges		2,800			-
Income (loss) from operations		(2,460)			5,256
Other income and (expense)
Interest expense		(2,632)			(3,041)
Interest income		47			56
Other income (expense)		3,742			783
Earnings (loss) before income taxes and accounting change		(1,303)			3,054
Income tax expense (benefit)		878			1,008
Earnings (loss) before accounting change		(2,181)			2,046
Accounting change		52,704			-
Net earnings (loss)		$(54,885)			$2,046
Basic earnings (loss) per share: Before cumulative effect of accounting change Cumulative effect of accounting change Net earnings (loss)	$ $	(0.08 (1.96 (2.04	) ) )	$ $	0.07 - 0.07
Diluted earnings (loss) per share: Before cumulative effect of accounting change Cumulative effect of accounting change Net earnings (loss)	$ $	(0.08 (1.96 (2.04	) ) )	$ $	0.07 - 0.07
Number of shares included in per share computation: Basic Diluted		26,912 26,912			27,398 27,633
Dividends declared per share		$0.0025			$0.015

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BMC INDUSTRIES, INC.
PRO FORMA NET EARNINGS/(LOSS) CALCULATION
(Unaudited)
(in thousands, except per share amounts)

	Three Months Ended
	March 31
	2002	2001
Net earnings (loss) as reported	$(54,885)	$2,046
Adoption of FAS 142	52,704	304	(a)

Gain on sale of non-core assets (a)

	(2,205)	(630)
Non-recurring charges (a)	1,764	-
Pro forma earnings (loss)	(2,622)	1,720

Number of shares used in diluted EPS	26,912	27,633
Pro forma diluted EPS	$(0.10)	$0.06

(a) Assumes tax at the Company's estimated incremental tax rate of 37%, rather than the financial statement effective tax rate.

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BMC INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	(Unaudited)
	March 31	December 31

ASSETS

	2002	2001

Current assets

Cash and cash equivalents	$1,434	$1,941
Trade accounts receivable, net	38,795	35,024
Inventories	62,599	71,634
Deferred income taxes	10,333	10,250
Other current assets	6,570	4,197
Total current assets	119,731	123,046

Property, plant and equipment	280,950	281,916
Less accumulated depreciation	154,127	150,375
Property, plant and equipment, net	126,823	131,541
Deferred income taxes	3,683	7,166
Intangibles assets, net	9,079	62,069
Other assets	7,860	7,924
Total assets	$267,176	$331,746
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Short-term borrowings	$786	$854
Accounts payable	21,934	19,707
Income taxes payable	8,638	7,532
Accrued expenses and other current liabilities	25,358	24,700
Total current liabilities	56,716	52,793

Long-term debt	127,756	141,314
Other liabilities	19,529	19,526
Deferred income taxes	1,451	1,602

Stockholders' equity
Common stock	46,828	46,786
Retained earnings	27,026	81,979
Accumulated other comprehensive income (loss)	(12,056)	(12,180)
Other	(74)	(74)
Total stockholders' equity	61,724	116,511

Total liabilities and stockholders' equity	$267,176	$331,746

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BMC INDUSTRIES, INC.
SEGMENT INFORMATION
(Unaudited)
(in thousands, except percentages)
	Three Months Ended March 31
	Buckbee-Mears		Optical Products		Consolidated
	2002	2001	2002	2001	2002	2001

Revenues	$35,547	$51,230	$33,079	$34,530	$68,626	$85,760
Cost of products sold	33,105	45,186	30,228	29,118	63,333	74,304
Gross margin	2,442	6,044	2,851	5,412	5,293	11,456
Gross margin %	6.9%	11.8%	8.6%	15.7%	7.7%	13.4%
Selling	1,060	1,785	2,538	3,077	3,598	4,862
Non-recurring charges	-	-	2,800	-	2,800	-
Unallocated corporate
administration	-	-	-	-	1,355	1,338
Income (loss) from operations	$1,382	$4,259	$(2,487)	$2,335	$(2,460)	$5,256

Operating income %	3.9%	8.3%	(7.5)%	6.8%	(3.6)%	6.1%

Capital spending					$1,527	$3,452

Depreciation and
amortization					$5,574	$5,973

EBITDA					$6,856	$12,012

EBITDA %					10.0%	14.0%